David A. Gardels
Partner

13330 California Street
Suite 200
Omaha, NE 68154
Direct: 402.964.5027
Fax: 402.964.5050
david.gardels@huschblackwell.com

June 8, 2023

Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  David Plattner

RE:	SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Schedule 13E-3 filed April 21, 2023
File No. 005-94044
PRE 14A filed April 21, 2023
File No. 000-53041

Dear Mr. Plattner:

On behalf of our client, Southwest Iowa Renewable Energy, LLC (the “Company”), we are submitting the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned Schedule 13E-3 and the Company’s above-captioned preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated May 19, 2023 (the “Comment Letter”). The Company is filing Amendment No. 1 to the Company’s Preliminary Proxy Statement originally filed April 21, 2023 (“Amendment No. 1”) today via EDGAR.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.  Page numbers in the text of the Company’s responses correspond to the page numbers in Amendment No. 1.  Capitalized terms used in the Company’s responses but not defined herein have the meanings specified in Amendment No. 1.

Mr. David Plattner
Securities and Exchange Commission
June 8, 2023

In addition, we are sending by email a copy of Amendment No. 1 and a marked copy of Amendment No. 1 showing the changes to the Preliminary Proxy Statement.

PRE 14A filed April 21, 2023

General

1.
We note the disclosure in the filing indicating that the Company intends to use the “notice and access” rules with respect to distribution of the proxy statement. However, Rule 14a- 16 does not appear to be applicable to the Reclassification. See Exchange Act Rules 14a- 3 and 14a-16(m) and Securities Act Rules 165 and 145(a)(1). Please revise the disclosure accordingly to provide for full set delivery, or advise.

Response:   The Company respectfully advises the Staff that Amendment No. 1 amends the Preliminary Proxy Statement to provide for full set delivery rather than reliance on the Commission’s “notice and access rules.”  Accordingly, in connection with the mailing to its members, the Company will deliver a full set of paper copies of the proxy materials to each member.

2.
Please refer to the previous comment. Please confirm that the Company will deliver the financial statements required by Item 1010(a) through (b) of Regulation M-A to unit holders, or, alternatively, will provide the summarized financial information required by Item 1010(c). Please see Instruction 1 to Item 13 of Schedule 13E-3.

Response:  The Company respectfully advises the Staff that it has revised the section entitled “Financial Information” in Amendment No. 1 to include the summary financial information required by Item 1010(c) of Regulation M-A which disclosure starts on page 18.

3.
Please provide straightforward, objective disclosure describing the various amendments to the Proposed Operating Agreement, and the impact that such changes will have on unit holders. To take just one example, it appears that Section 5.6 (“Restrictions on Authority of Directors”) of the Proposed Operating Agreement is being amended to reduce a unanimous consent standard to a majority consent standard with respect to items (a)(i) through (iii) of Section 5.6, and from a two-thirds consent standard to a majority consent standard with respect to items (a)(iv) and (b)(i) and (ii) of Section 5.6. Aside from the redline indicating such changes, which is helpful but takes considerable effort to analyze, an explanation of such changes appears to be absent from the disclosure in the proxy statement.

Furthermore, disclosure that is included in the proxy statement appears to obfuscate the nature of changes to the Proposed Operating Agreement. For example, the entry on “Voting Rights” in the chart on page 49 discloses the following for existing unit holders: “All members are entitled to vote on: (i) the election of directors, (ii) amendments to the Current Operating Agreement that require member consent and (iii) all other matters requiring the consent of members under the Current Operating Agreement and Iowa law,” while disclosing the following for Series A Members: “Series A Members are entitled to vote on: (i) the election of directors, (ii) amendments to the Proposed Operating Agreement that require member consent and (iii) all other matters requiring the consent of members under the Proposed Operating Agreement and Iowa law.” Such disclosure suggests that members’ voting rights have effectively remained identical, obscuring the substantive changes that are being made to unit holders’ rights, which changes appear to go well beyond what is required to implement mechanically the Reclassification.

Mr. David Plattner
Securities and Exchange Commission
June 8, 2023

Response:  The Company respectfully advises the Staff that it has revised the Preliminary Proxy Statement to separately address the various amendments set forth in the Proposed Operating Agreement in three separate proposals which cover: (1) the amendments relating to the creation of four separate and distinct series of units and the mechanics relating to the Reclassification as well as changes appropriate for a private company with no units registered under the Securities Exchange Act of 1934, as amended; (2) the amendments which modify the voting rights of the members in connection with the Reclassification as well as additional amendments that are designed to modernize certain voting provisions, including certain voting thresholds and to provide flexibility for the Board to amend the Proposed Operating Agreement without member consent for certain immaterial and administrative changes and changes required by applicable law; and (3) the amendments incorporating new transfer restrictions and Company purchase rights in order to enable the Company to better manage the number of record holders in each series of units.  Each separate proposal describes the respective proposed amendments and the impact on the members as well as the rational for such amendments.   The revised disclosure relating to the three separate proposals begins with a general discussion of the proposed amendments under the section entitled “Proposals 2 Through 4 – Amend and Restate Our Fifth Amended and Restated Operating Agreement on page 52 of Amendment No. 1 and then separate discussions of each individual proposal under the sections entitled “Proposal 2 Amend and Restate the Current Operating Agreement to Create Four Distinct Series of Units and Incorporate Changes Appropriate for a Private Company” on page 53, “Proposal 3 Amend and Restate the Current Operating Agreement to Modify the Voting Rights of the Members” on page 55 and “Proposal 4 Amend and Restate the Current Operating Agreement to Establish New Transfer Restrictions and Company Purchase Rights” on page 58.  Additional changes are made throughout Amendment No. 1 to modify the Preliminary Proxy Statement to address the splitting of the prior proposal to approve the Proposed Operating Agreement into three separate proposals, including on the Notice of Special Meeting, the form of proxy card and on pages 1-4, 6-7 and 17 of Amendment No. 1.

In connection with creating three separate proposals for the amendments contained in the Proposed Operating Agreement, “Proposal 2 – Amend and Restate Our Current Operating Agreement to Modify the Voting Rights of the Members” (which begins on page 53 of Amendment No. 1) expressly addresses the proposed modifications to the voting rights of the members including the changes made to the voting thresholds for certain Board actions and the loss of the right of the Series B Members, Series C Members and Series D Members to vote on such matters.  The Company has also revised the tabular and narrative disclosure throughout Amendment No. 1 to clearly disclose the modifications to the voting thresholds for such Board actions and the loss of the right of the Series B Members, Series C Members and Series D Members to vote on such Board actions on pages 8-13, 24, 30-31, 37-39 and 42-49 of Amendment No. 1.

The Company has also revised the disclosures in Amendment No. 1 to eliminate direct and indirect disclosures that indicate that the voting rights of the Series A Members under the Proposed Operating Agreement will be substantially the same as those under the Current Operating Agreement and to include disclosure that provides that although similar, the voting rights of the Series A Members under the Proposed Operating Agreement are not the same as those that exist under the Current Operating Agreement.  Although the modified voting rights of the Series A Members may be similar to those under the Current Operating Agreement, Amendment No. 1 describes the changes to the Series A Member voting rights in both the narrative and tabular disclosures.  See pages 8-9, 42, 43 and 52-53.

Mr. David Plattner
Securities and Exchange Commission
June 8, 2023

4.
Please refer to the previous comment. Given the extent of the changes reflected in the Proposed Operating Agreement, Proposal 1 appears to “bundle” numerous material matters, including, without limitation, provisions set out in Section 5.6 and Articles VIII and IX of the Proposed Operating Agreement. In your response letter, please provide an analysis as to how the presentation of such matters under a single proposal complies with Rule 14a-4(a)(3), or, alternatively, please “unbundle” the various matters so as to allow unit holders to express their views separately on such material provisions that will affect their substantive rights as unit holders. For general guidance, refer to Question 201.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations related to Rule 14a-4(a)(3), available on the Commission’s website at https://www.sec.gov/corpfin/divisionscorpfinguidanceexchange-act-rule-14a-4a3htm.

Response:  The Company respectfully advises the Staff that in Amendment No. 1 the Company has “unbundled” the prior single proposal to approve the Proposed Operating Agreement into the following three separate proposals:

•
Proposal 2:  To amend and restate the Current Operating Agreement to provide for four separate and distinct series of units: Series A Units, Series B Units, Series C Units and Series D Units as set forth in the Proposed Operating Agreement and to modify, remove or add various provisions to better align with the Company’s status as a private company without any units registered under the Securities Exchange Act of 1934, as amended;

•
Proposal 3:  To amend and restate our Current Operating Agreement to the voting rights of the Members in connection with the Reclassification and to make certain additional changes to modernize the voting thresholds for certain Board actions and to provide the Board with flexibility to amend the Proposed Operating Agreement without member approval for certain immaterial or administrative changes or changes required by applicable law; and

•
Proposal 4:  To amend and restate our Current Operating Agreement to incorporate additional transfer restrictions and purchase rights of the Company to provide for greater ability of the Company to manage the number of members of record within each of the four separate and distinct series of units and maintain its status as a private company.

The amendments set forth in the Proposed Operating Agreement are discussed generally in Amendment No. 1 in the section entitled “Proposals 2 Through 4 – Amend and Restate Our Fifth Amended and Restated Operating Agreement” on page 52 and then each proposal is separately discussed on pages 53 through 61.

5.
Regarding the conversion of units, please revise the disclosure throughout to refer to the impact being the same on the transferor as it is on the transferee, as the explanation on the top of page 14 makes clear. Current drafting includes repeated references to the “transferee” but not the transferor.

Response: The Company respectfully advises the Staff that it has modified the discussion of the automatic conversion of units following a transfer in the row entitled “Conversion of Units” in each of the tables set forth on page 14 and page 49 and in the narrative discussion on page 15 and page 21 to clarify that the automatic conversion applies to both the transferee as well as the transferor.

Mr. David Plattner
Securities and Exchange Commission
June 8, 2023

Information about the Meeting, page 1

6.	We note the reference on page 4 to “withhold authority” voting options. Please delete or advise.

Response: The Company respectfully advises the Staff that it has removed all references to “withhold authority” as a voting option in Amendment No. 1.

7.
We note the following disclosure on page 7: “Members that hold 11 or more of our existing Series A Units will not be reclassified and will retain rights and privileges that are substantially the same as the existing units.” As indicated in Comment 3 above, please revise to account for the fact that such rights and privileges are not, in fact, “substantially the same,” or advise. Please make similar edits to the disclosure throughout as appropriate.

Response:  The Company respectfully advises the Staff that it has revised the disclosures in Amendment No. 1 to clarify that the voting rights of the Series A Members under the Proposed Operating Agreement are not “substantially the same” as those that exist under the Current Operating Agreement.  Although the modified voting rights of the Series A Members may be similar to those under the Current Operating Agreement, Amendment No. 1 describes the changes to the Series A Member voting rights in both the narrative and tabular disclosures throughout Amendment No. 1.  See pages 8-13, 24, 30-31, 37-39, 42-49 and 52-55 of Amendment No. 1.

8.
In the final answer on page 7, please qualify the disclosure to explain that measures are being put in place in the Proposed Operating Agreement to reduce the likelihood of reregistration being required.

Response:  The Company respectfully advises the Staff that it has added the following sentence at the end of the final answer on page 7 of the Preliminary Proxy Statement (which is now on page 8 of Amendment No. 1):  “The Company is putting various measures in place to reduce the likelihood that reregistration of the Series A Units or registration of the Series B Units, Series C Units or Series D Units will be required in the future, including, without limitation, amendments to the Current Operating Agreement incorporating new transfer restrictions and Company purchase rights.”

9.	On page 11, please revise the disclosure so as to refer to transfer “restrictions,” rather than transfer “rights.” Please do the same on page 50.

Response:  The Company respectfully advises the Staff that it has modified such references to “transfer rights” to refer to “transfer restrictions” on pages 13 and 48 of Amendment No. 1.

10.
Please refer to Comment 3 above and to the disclosure on page 21 concerning the Board’s consideration of the potential negative consequences of the Reclassification. With a view toward revised disclosure, please advise us as to what consideration the Board gave to the potential negative impact on unit holders of the various changes to the Proposed operating Agreement. Please do the same with respect to the disclosure on pages 25-31 concerning the Board’s evaluation of the fairness of the Reclassification.

Response:  The Company respectfully advises the Staff that it has modified the disclosures in Amendment No. 1 to clarify that the Board’s consideration of the potential negative impact of the amendments contained in the Proposed Operating Agreement as well as the Board’s evaluation of the fairness of the proposed amendments contained in the Proposed Agreements. Because the Reclassification and the amendments to the Proposed Operating Agreement are so interrelated, the Board considered all the positive and negative factors of the amendments set forth in the Proposed Operating Agreement (both those directly related to the Reclassification and the other proposed amendments) and the substantive and procedural fairness of such amendments at the same time it considered the overall Reclassification.  The revised disclosure is set forth throughout the section of Amendment No. 1 entitled “Special Factors Related to the Reclassification, Approval of the Restated Operating Agreement Proposals and Deregistration” on pages 21-34.

Mr. David Plattner
Securities and Exchange Commission
June 8, 2023

Please do not hesitate to contact the undersigned at (402) 964-5027 or david.gardels@huschblacwell.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely, /s/ David A. Gardels David A. Gardels